NATICS CORP.

App 6, Yehuda Gorodiski 1

Rehovot, Israel 7623101

August 16, 2022

August 16, 2022

Joyce Sweeney, Kathleen Collins,

Edwin Kim and Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Natics Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 01, 2022

File No. 333-265518

Dear Joyce Sweeney and Kathleen Collins:

In response to your letter dated August 11, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 10, 2022.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 23.1, page EX-1

1. We note that the report of your independent registered public accounting firm is signed by the firm, Dylan Floyd, while the consent appears to be signed by a partner, Albert Garcia. Please revise to include a consent that is signed by the accounting firm in future amendments.

Response: We have revised to include a consent that is signed by the accounting firm.

General

2. Refer to prior comment 2. While we acknowledge your response, we continue to believe that you should provide risk factor disclosure highlighting the risks and consequences that would result if the company is deemed to be a shell company. Your disclosure should discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements, and the limitations on the ability of security holders to resell their securities in reliance on Rule 144.

Response: We have provided required risk factor.

You can direct any other comments or questions directly to:

Guy Pirotsky

Telephone: +13072220096

Email: natics.corp@zohomail.eu

natics.corp@yahoo.com

/s/ Guy Pirotsky

Guy Pirotsky,

President, Chief Executive Officer, and Director